FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2004

NEXUS TELOCATION SYSTEMS LTD.
(Translation of registrant’s name into English)

1 Korazin Street, Givatayim 53583, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On June 27, 2004, we announced the completion of our purchase of all of the shares of Pointer (Eden Telecom Group) Ltd (“Pointer”). The unaudited interim financial results for the six month period ended June 30, 2004 of Pointer are included as a part of this report on Form 6-K.

        Our unaudited interim consolidated financial results for the six month period ended June 30, 2004 are also included as a part of this report on Form 6-K.

        This report also contains our unaudited pro forma condensed consolidated statements of operations to give effect to the acquisition of Pointer as if such acquisition had occurred as of January 1, 2004 by combining our historical Statements of Operations and the historical Statements of Operations of Pointer for the six month period ended June 30, 2004.

        This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

INDEX

Item 1.	Unaudited interim financial statements of Pointer (Eden Telecom Group) Ltd. For the period ended June 30, 2004.

Item 2	Unaudited interim consolidated financial Statements of Nexus Telocation Systems Ltd., for the period ended June 30, 2004.

Item 3.	Unaudited pro forma condensed consolidated statements of operations of Nexus Telocation Systems Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2004	NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Ronen Stein —————————————— Ronen Stein Chief Financial Officer

POINTER (EDEN TELECOM GROUP) LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

IN NIS

UNAUDITED

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF OPERATIONS

				Convenience translation (Note 2b)
	Year ended December 31,	Six months ended June 30,		Six months ended June 30,
	2003	2003	2004	2004
		Unaudited		Unaudited
	NIS			U.S. $
	(In thousands, except share and per share data)
Revenues	44,258	21,548	26,708	5,939
Cost of revenues	28,939	14,263	16,269	3,618

Gross profit	15,319	7,285	10,439	2,321

Operating expenses:
Selling and marketing	7,724	4,099	3,951	879
General and administrative	6,793	3,254	3,994	888

Total operating expenses	14,517	7,353	7,945	1,767

Operating income (loss)	802	(68)	2,494	554
Financial expenses, net	(4,438)	(2,188)	(2,544)	(565)
Other income, net	6	-	-	-

Net loss	(3,630)	(2,256)	(50)	(11)

Basic and diluted net loss per share	(164)	(102)	(2)	*) -

Weighted average number of shares used in
computing basic and diluted net loss per
share	22,182	22,182	22,182	22,182

*)	Represents an amount lower than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital	Additional paid-in capital	Perpetual capital notes	Accumulated deficit	Total shareholders' deficiency
	NIS
	(In thousands)

Balance as of January 1, 2003	22	37,868	17,989	(99,030)	(43,151)
Net loss	-	-	-	(3,630)	(3,630)

Balance as of December 31, 2003	22	37,868	17,989	(102,660)	(46,781)
Amortization of deferred stock compensation	-	860	-	-	860
Net loss	-	-	-	(50)	(50)

Balance as of June 30, 2004 (unaudited)	22	38,728	17,989	(102,710)	(45,971)

	Convenience translation into U.S. dollars (Note 2b)
	(In thousands)

Balance as of January 1, 2004	5	8,421	4,000	(22,829)	(10,403)
Amortization of deferred stock compensation	-	191	-	-	191
Net loss	-	-	-	(11)	(11)

Balance as of June 30, 2004 (unaudited)	5	8,612	4,000	(22,840)	(10,223)

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2b)
	Year ended December 31,	Six months ended June 30,		Six months ended June 30,
	2003	2003	2004	2004
		Unaudited		Unaudited
	NIS			U.S. $
	(In thousands)
Cash flows from operating activities:
Net loss	(3,630)	(2,256)	(50)	(11)
Adjustments required to reconcile net loss to net cash
provided by operating activities:
Depreciation and impairment of property and equipment	1,718	843	614	137
Gain on sale of property and equipment	(6)	-	-	-
Accrued severance pay, net	160	130	179	40
Decrease (increase) in trade receivables	776	46	(1,622)	(361)
Decrease (increase) in other accounts receivable and
prepaid expenses	249	(45)	202	45
Decrease in other long-term accounts receivable	166	135	152	34
Decrease (increase) in inventories and write-off of
inventories	(967)	275	463	103
Increase in trade payables	1,676	398	596	132
Increase in other accounts payable and accrued
expenses and related party	295	427	139	31
Erosion of long-term loans	1,131	442	679	151
Amortization of deferred stock compensation	-	-	860	191

Net cash provided by operating activities	1,568	395	2,212	492

Cash flows from investing activities:
Advance payment to a related party	(700)	-	-	-
Purchase of property and equipment	(516)	(291)	(633)	(140)
Proceeds from sale of property and equipment	22	18	-	-

Net cash used in investing activities	(1,194)	(273)	(633)	(140)

Cash flows from financing activities
Short-term bank credit, net	(175)	3,569	(4,019)	(894)
Receipt of long-term loans from bank	7,389	-	4,055	839
Repayment of long-term loans from bank	(7,590)	(2,069)	(1,573)	(287)

Net cash provided by (used in) financing activities	(376)	1,500	(1,537)	(342)

Increase (decrease) in cash and cash equivalents	(2)	1,622	42	10
Cash and cash equivalents at the beginning of the period	3	3	1	*) -

Cash and cash equivalents at the end of the period	1	1,625	43	10

*)	Represents an amount lower than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Pointer (Eden Telecom Group) Ltd. (“the Company” or “Pointer”) was incorporated in Israel in 1993. The Company is engaged in providing motor vehicle locating services through a communications network spread throughout Israel. Through the aforesaid communications network, the Company commenced providing additional services that include: people locating services, motor vehicle fleet management, command and controls services, telemetrics, bi-directional command and wireless data transfer. The motor vehicle locating services are provided through a special license (that is renewed periodically) to provide communications services in the State of Israel, granted to the Company by the Ministry of Communications.

On June 29, 2004, Nexus Telocation Systems Ltd. (“Nexus”) and the shareholders of the Company announced the closing of a definitive agreement, pursuant to which Nexus purchased 86% of the issued share capital of the Company (which together with 14% that Nexus held prior to the agreement, constitutes 100% of the issued share capital of the Company) and the assignment of loans, as described below, in exchange for shares and warrants of Nexus in an amount equal to approximately 26% of the issued share capital of Nexus on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period, which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of Nexus into any other corporation or corporations where Nexus is not the surviving entity, or the sale of substantially all of the assets of Nexus, in which the shareholders of Nexus hold less than 33% of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

The Company’s shareholders that provided loans to the Company in the past assigned these loans to Nexus in consideration for 10,430,087 shares of Nexus. Nexus also undertook to indemnify the Sellers that provided the Company with guarantees in respect of Company’s loans to banks in the event the banks will exercise such guarantees, in consideration for 3,288,889 of the Nexus shares. In order to secure such indemnification undertaking, Nexus will issue to such shareholders options to purchase; at no consideration, the equivalent number of Guarantee Shares, in the event Nexus does not meet its indemnification obligations.

Pursuant to the agreement, the options held by the Company’s employees were converted into fully vested options to purchase Ordinary shares of Nexus, constituting an aggregate of 2.7% of Nexus’ share capital, on a fully diluted basis.

b.	As of June 30, 2004, the Company has a shareholders’ deficiency in the amount of approximately NIS 46 million, and a working capital deficiency in the amount of approximately NIS 18 million. In addition, the Company has continuing losses from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. In November 2001, the Company’s Board of Directors ratified a comprehensive cost cutting plan for the Company, the principal elements of which are: a significant reduction in the Company’s entire costs, intensified efforts for collections from customers and increasing the number of customers. In the assessment of the Company’s Board of Directors and management, the sustained implementation of the aforesaid cost cutting plan and the continued support of its shareholders will enable the Company to continue its business activities in the foreseeable future.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

These financial statements do not include any adjustments relating to the recoverability of assets amounts and the amounts of liabilities that might be necessary, should the Company be unable to continue as a going concern.

c.	The Company has adopted accounting principles generally accepted in the United States (“U.S. GAAP”) in the preparation of these financial statements. Previously, the Company’s financial statements were prepared in accordance with accounting principles generally accepted in Israel.

d.	During the reported period, an agreement for the sale of equipment and the provision of services was reached between the Company and Nexus for expanding the Company’s network and to supply products. In accordance with the agreement, the Company committed to Nexus, as determined in the aforesaid agreement, to exclusively purchase a minimum amount of products each year, until the end of 2007. In the event it does not purchase the minimal amount as it committed, the Company shall pay Nexus the difference between the minimal amount and the amount actually purchased. As of the date of these financial statements, the Company is meeting its minimal purchase commitment as it undertook in the aforesaid agreement.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2003, are applied consistently in these financial statements.

b.	Convenience translation into U.S. dollars:

The adjusted financial statements as of June 30, 2004, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar as of June 30, 2004 (U.S. $ 1 = NIS 4.497). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable, payable or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	During 2001, the Company entered into a risk-hedging agreement (“the agreement”) with a customer who is the owner of a motor vehicle fleet (“the customer”), according to which, in exchange for the payment for the Company’s products and the payment of monthly subscriber fees, the Company will bear the costs in respect to the theft of motor vehicles exceeding a rate of theft as determined in the agreement (“the agreement costs”).

During 2003, the customer claimed that the Company did not meet its commitments in respect of the agreement costs. The Company’s management claimed that there was no basis to the customer’s claims. In light of this dispute, the parties referred the matter to arbitration.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

During the reported period, a settlement was reached between the Company and the customer, pursuant to which, the customer shall transfer to the Company the amounts that he owed to the company (and which he offset for the alleged non compliance with the terms of the agreement), whereas the Company committed to bear the costs in the same amount related with upgrading and installation of systems at the customers vehicles.

b.	Several additional lawsuits were filed against the Company in 2004, in a total amount of NIS 1.2 million in respect of malfunctions that occurred in the ordinary course of business. At present, it is impossible to estimate the prospects of these lawsuits to prevail. The Company’s management estimates that no material costs will derive to the Company from said lawsuits.

c.	On January 20, 2004, a lawsuit in the amount of NIS 750 thousand was filed against the Company and two additional defendants, alleging that a truck, in which a tracking system was installed, was stolen and was not tracked. The court dismissed this lawsuit. On September 9, 2004, Pointer received a third party notice from one of the additional defendants, seeking indemnification or compensation from Pointer if the court determines that it must pay compensation to the plaintiff in respect of the truck’s theft.

The Company must respond to the third party notice by November 15, 2004.

d.	As collateral for its liabilities, the Company has placed floating charges on all of its assets, in favor of short-term bank credit and long-term loans amounting to NIS 32,290.

NOTE 4:- SUBSEQUENT EVENTS

a.	On July 20, 2004, Nexus’s board of directors approved, in principle, the purchase, either directly by Nexus or through the Company, of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., in consideration for approximately $ 44 million. Shagrir will loan approximately $ 10 million of the purchase price. Shagrir is one of the leading companies in Israel in the field of automobile repair and towing services.

Nexus is currently negotiating with financial institutions and strategic investors in order to raise the required funds for the purchase of Shagrir’s activities and assets.

The completion of the transaction is subject to achieving of a definitive agreements, the completion of a due diligence review to the Company’s satisfaction, obtaining financing for the transaction, receipt of regulatory approvals and achieving of service agreements with insurance companies.

b.	In September 2004, a group of investors entered into a term sheet with Nexus and the Company for the purchase of up to 49.9% of the shares of the Company. The completion of the investment is subject to the completion of the acquisition of Shagrir as well as the completion of a due diligence review satisfactory to the investors, the execution of a definitive agreement and obtaining all required regulatory approvals.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3
Interim Consolidated Statements of Operations	4
Statements of Changes in Shareholders' Equity (Deficiency)	5
Interim Consolidated Statements of Cash Flows	6 - 8
Notes to Interim Consolidated Financial Statements	9 - 16

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2004	December 31, 2003
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$662		$708
Short-term bank deposits	11		11
Trade receivables	3,083		1,417
Other accounts receivable and prepaid expenses	814		641
Inventories	2,160		957

Total current assets	6,730		3,734

LONG-TERM INVESTMENTS:
Other long-term accounts receivable	166		75
Severance pay fund	676		502
Investment in investee	-	*)	-

	842		577

PROPERTY AND EQUIPMENT, NET	2,530		1,772

INTANGIBLE ASSETS, NET	4,150		143

GOODWILL	12,072		-

Total assets	$26,324		$6,226

*)     Restated, see Note 2.

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2004	December 31, 2003
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$6,574		$1,204
Trade payables	2,030		871
Other accounts payable and accrued expenses	2,848		1,806

Total current liabilities	11,452		3,881

LONG-TERM LIABILITIES:
Long-term loan	4,890		3,000
Accrued severance pay	1,120		691

Total long-term liabilities	6,010		3,691

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital -
Ordinary shares of NIS 0.03 par value:
Authorized - 400,000,000 and 200,000,000 shares at June 30, 2004 and
December 31, 2003, respectively; Issued and outstanding - 169,831,940 and 114,529,974 shares at June 30, 2004 and December 31, 2003,
respectively	1,142		773
Additional paid-in capital	94,131		83,239
Deferred stock compensation	(354)		(566)
Accumulated other comprehensive loss	(806)		(840)
Accumulated deficit	(85,251)	*)	(83,952)

Total shareholders' equity (deficiency)	8,862		(1,346)

	$26,324		$6,226

*)     Restated, see Note 2.

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

Revenues:
Sales	$1,475	$1,357	$2,774
Services	936	1,263	2,376

Total revenues	2,411	2,620	5,150

Cost of revenues:
Sales	1,071	880	2,099
Services	975	869	2,075

Total cost of revenues	2,046	1,749	4,174

Gross profit	365	871	976

Operating expenses:
Research and development, net	254	343	664
Selling and marketing	269	358	621
General and administrative	741	656	1,410
Amortization of deferred stock compensation *)	228	-	400

Total operating expenses	1,492	1,357	3,095

Operating loss	1,127	486	2,119
Financial expenses, net	172	1,316	1,105
Other expenses	-	-	32

Loss from continuing operations	(1,299)	(1,802)	(3,256)
Gain from disposal of discontinued operations	-	8,524	8,524

Net income (loss)	$(1,299)	$6,722	$5,268

Basic and diluted loss per share from continuing operations	$0.01	$0.02	$0.04
Basic and diluted earnings per share from discontinued operations	-	0.11	0.10

Total basic and diluted earnings (loss) per share	$(0.01)	$0.09	$0.06

Weighted average number of shares outstanding (in thousands)	120,799	74,928	85,567

*) Stock-based compensation relates to the following:

Research and development	$-		$125
General and administrative	228		275

Total	$228		$400

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated Other comprehensive loss	Accumulated deficit		Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2003	$94	$77,373	$-	$(892)	$	*)(89,220)		$(12,645)

Issuance of shares, net	570	3,172	-	-		-		3,742
Conversion of convertible
debenture	109	614	-	-		-		723
Deferred stock compensation	-	966	(966)	-		-		-
Amortization of deferred
stock compensation	-	-	400	-		-		400
Induced conversion of
convertible debenture	-	1,011	-	-		-		1,011
Issuance of warrants to
bank	-	103	-	-		-		103
Foreign currency
translation adjustments	-	-	-	52		-	52	52
Net income	-	-	-	-		5,268	5,268	5,268

Total comprehensive income							5,320

Balance as of December 31, 2003	773	83,239	(566)	(840)		*) (83,952)		(1,346)

Issuance of shares,
warrants and options for
the acquisition of a
subsidiary, net	286	10,816	-	-		-		11,102
Deferred stock compensation	-	16	(16)	-		-		-
Amortization of deferred
stock compensation	-	-	228	-		-		228
Exercise of warrants	83	60	-	-		-		143
Foreign currency
translation adjustments	-	-	-	34		-	34	34
Net loss	-	-	--	-		(1,299)	(1,299)	(1,299)

Total comprehensive loss							(1,265)

Balance as of June 30,
2004 (unaudited)	$1,142	$94,131	$(354)	$(806)		$(85,251)		$8,862

*)     Restated, see Note 2.

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

Cash flows from operating activities:

Net income (loss)	$(1,299)	$6,722	$5,268
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Gain from discontinued operations	-	(8,524)	(8,524)
Depreciation and amortization	605	470	1,171
Interest on convertible debenture	-	3	3
Accrued severance pay, net	(21)	(139)	(146)
Write-off of inventories	-	-	111
Loss from sale of property and equipment	-	-	21
Decrease (increase) in trade receivables	292	(474)	(265)
Decrease in other accounts receivable and prepaid
expenses	100	176	111
Increase in long-term accounts receivable	(16)	-	(26)
Decrease (increase) in inventories	(98)	425	196
Increase (decrease) in trade payables	107	(883)	(1,145)
Decrease in other accounts payable and accrued expenses	(256)	(137)	(261)
Erosion of long-term loan	-	(11)	(57)
Amortization of deferred stock compensation	228	-	400
Induced conversion of convertible debenture	-	1,011	1,011

Net cash used in operating activities	(358)	(1,361)	(2,132)

Cash flows from investing activities:

Purchase of property and equipment	(227)	(811)	(1,099)
Proceeds from short-term bank deposits	-	34	62
Acquisition of a subsidiary, net of cash acquired (a)	10	-	-

Net cash used in investing activities	(217)	(777)	(1,037)

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

Cash flows from financing activities:

Cash received on behalf of third parties	250	-	-
Proceeds from issuance of shares, net	143	2,509	3,742
Repayment of convertible debenture	-	(300)	(300)
Short-term bank credit, net	88	303	356

Net cash provided by financing activities	481	2,512	3,798

Effect of exchange rate changes on cash and cash equivalents	48	-	8

Increase (decrease) in cash and cash equivalents	(46)	374	637
Cash and cash equivalents at the beginning of the period	708	71	71

Cash and cash equivalents at the end of the period	$662	$445	$708

Supplementary disclosure of cash flow transaction:

Cash paid during the period for interest	$100	$93	$229

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

(a) Acquisition of Pointer (Eden Telecom Group Ltd.):

Fair value of assets acquired and liabilities
assumed at date of acquisition:

Trade receivables	$(2,538)	$-	$-
Accounts receivable	(269)	-	-
Inventories	(1,105)	-	-
Long-term accounts receivable	(224)	-	-
Property and equipment	(1,117)	-	-
Customer base	(3,077)	-	-
Brand name	(963)	-	-
Goodwill	(12,072)	-	-
Short term bank credit	5,282	-	-
Trade payable	1,300	-	-
Other accounts payable	1,374	-	-
Long-term loan	1,890	-	-
Accrued severance pay, net	276	-	-
Fair value of shares, options and warrants issued	11,253	-	-

		-	-
	$10	$-	$-

(b) Non-cash investing and financing activities:

Conversion of convertible debenture	$-	$723	$723

Issuance expenses payable	$151	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL

a.	Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies, deployed in Stolen Vehicle Retrieval Applications. The Company shares are traded on the OTC Bulletin Board.

b.	On June 29, 2004, the Company announced the closing of a definitive agreement with the shareholders (the “Sellers”) of Pointer (Eden Telecom Group) Ltd. (“Pointer”) pursuant to which it purchased all of the outstanding and issued share capital of Pointer not already held by the Company (which together with the Company’s 14% prior holding in Pointer (which was accounted for under the equity method from date of acquisition) constitutes 100% of the issued share capital of Pointer) in exchange for shares and warrants of the Company in an amount equal to approximately 26% of the issued share capital of the Company on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

The Sellers that provided loans to Pointer in the past assigned these loans to the Company in consideration for 10,430,087 shares of the Company. The Company also undertook to indemnify the Sellers that provided Pointer with guarantees in respect of Pointer’s loans to banks in the event the banks will exercise such guarantees, in consideration for 3,288,889 of the Company’s shares (the “Guarantee Shares”). In order to secure such indemnification undertaking the Company will issue to such Sellers options to purchase, at no consideration, the equivalent number of Guarantee Shares, in the event the Company does not meet its indemnification obligations.

In addition, pursuant to the agreement, a number of options in Pointer, held by its employees, were converted into options to purchase the Ordinary shares of the Company, constituting an aggregate of 2.7% of the Company’s share capital on a fully diluted basis.

The consideration comprises the following:

Issuance of 42,915,405 shares of Common Stock	$7,424
Issuance of 24,778,091 warrants	3,221
Issuance of 7,589,620 employees stock options	607
Direct transaction costs	33

$11,285

Pointer has suffered recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about Pointer’s ability to continue as a going concern.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

The acquisition has been accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards No. 141, “Business Combinations”(“SFAS No. 141”) and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition.

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

Current assets	$2,817
Long-term accounts receivables	224
Inventories	1,105
Property and equipment	1,117
Intangible assets:
Customer list (five years useful life)	3,077
Brand name (two years useful life)	963
Goodwill	12,072
Current liabilities	(7,924)
Long term loan	(1,890)
Accrued severance pay, net	(276)

$11,285

The depreciation of the customer list and brand name is as follows:

First year	$1,996
Second year	1,241
Third year	557
Fourth year	243
Fifth year	3

$4,040

In accordance with statement of financial Accounting Standards No. 142, “Goodwill and other Intangible Asset” (“SFAS No. 142”), goodwill arising from acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company will determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2003 and on January 1, 2004 for the period of six months, and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Six months ended June 30,
	2004	2003
	Unaudited

Net revenues	$7,166	$6,017

Net income (loss)	$(2,357)	$4,907	*)

Basic net income (loss) per share	$(0.01)	$0.04

*)	Including net income from discontinued operation of $ 8,524 (net loss and Net loss per share from continuing operation amounted to $ 3,617 and 0.03, respectively).

c.	During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products and is providing stolen vehicle recovery services, in Buenos Aires, Argentina.

In February 2003, Tracsat issued 280 shares to two employees. Tracsat is committed to issue an additional 560 shares of Tracsat to two employees. During 2004, the Company issued the additional 560 shares and reduced its holding to 86.45%.

d.	Three customers accounted for 78% of the Company and its subsidiaries’ revenues for the six months ended June 30, 2004, three customers accounted for 95% of the Company and its subsidiaries revenues for the six months ended June 30, 2003.

e.	The Company relies on a single-source supplier for the manufacture of its end units transceiver (RF modem with inputs and outputs), that is installed within a vehicle or may be installed at any remote object. The Company does not have manufacturing facilities for its end unit devices. Most of the components of its systems are manufactured for the Company by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel.

f.	The Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) for preparation of its financial statements. Previously, the Company’s primary financial statements, as of June 2003, were prepared in accordance with accounting principles generally accepted in Israel. For the period of six months ended June 30, 2003, the financial statements have been restated and are presented in accordance with U.S. GAAP.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2003, are applied consistently in these consolidated financial statements. However, in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” the company retroactively adopted the equity method of accounting for its initial investment in Pointer (14%), on the acquisition of its controlling interest in Pointer. The effect of Pointers’ prior period losses has been accounted for as reduction of shareholders equity in the balance sheet as of December 31, 2003.

b.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the expected service period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-based Compensation” and SFAS No. 148. “Accounting for Stock Based Compensation-Transition and Disclosure – an amendment of SFAS No. 123.”

The fair value for options granted is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2004	2003

Dividend yield	0%	0%

Expected volatility	102%	55.6%

Risk free interest	3.5%	1%

Expected weighted avearge life up to	5 years	3 years

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

Net income (loss) as reported	$(1,299)	$6,722	$5,268
Add: Stock-based compensation in these financial
statements	228	-	400
Deduct: Stock based compensation expense determined
under fair value method for all awards	(276)	(84)	(546)

Pro forma net income (loss)	$(1,347)	$6,638	$5,122

Basic and diluted net earnings (loss) per share as
reported	$(0.01)	$0.09	$0.06

Pro forma basic and diluted net earnings per share	$-	$0.09	$0.06

NOTE 3:- INVENTORIES

	June 30, 2004	December 31, 2003
	Unaudited

Raw materials	$807	$292
Finished goods	1,353	665

	$2,160	$957

NOTE 4:- SHAREHOLDERS’ EQUITY

a.	During the six months ended June 30, 2004, 13,459,546 warrants were exercised into Ordinary shares of the Company of NIS 0.03 par value each. Out of the 13,459,546 warrants, 10,191,818 warrants were exercised by a cashless exercise into 9,118,833 Ordinary shares, and 3,267,728 warrants were exercised into Ordinary shares, for a consideration of $ 143.

b.	On June 1, 2004, the board of directors resolved to issue to the Company’s employees options to purchase approximately 2.2 million of the Company’s Ordinary shares, pursuant to the 2003 Employee Share Option Plan, at an exercise price of $ 0.133 per share. 44% of the options granted to each employee shall vest on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 5:- COMMITMENTS

a.	As collateral for its liabilities, the Company has placed floating charges on all of its assets, including the intellectual property and property and equipment in favor of short-term bank credit and long-term loans amounting to $ 11,464.

b.	In September 2000, the Argentinian subsidiary of the Company entered into a 30-month contract with a third party. Pursuant to the contract, the subsidiary committed to ordering from the third party a minimum level of unit installations and thus make minimum payments. In October 2001 and thereafter, the subsidiary ceased to make minimum payments to the third party. A lawsuit was filed against the subsidiary for payment of the potential debt and, based on a legal opinion, the subsidiary recorded a provision in the amount of $ 151. The third party sought to secure its claim and in October 2003, an Argentinian court ordered a lien on $ 86 of accounts receivable owed by a customer to the Argentinian subsidiary to secure part of the potential debt. Such accounts receivable are classified as other accounts receivable.

c.	During 2001, Pointer entered into a risk-hedging agreement (“the agreement”) with a customer who is the owner of a motor vehicle fleet (“the customer”), according to which, in exchange for the payment for Pointer’s products and the payment of monthly subscriber fees, Pointer will bear the costs in respect to the theft of motor vehicles exceeding a rate of theft as determined in the agreement (“the agreement costs”).

During 2003, the customer claimed that Pointer did not meet its commitments in respect of the agreement costs. Pointer’s management claimed that there was no basis to the customer’s claims. In light of this dispute, the parties referred the matter to arbitration.

During the reported period, a settlement was reached between Pointer and the customer, pursuant to which, the customer shall transfer to Pointer the amounts that he owed to Pointer (and which he offset for the alleged non-compliance to the terms of the agreement), whereas Pointer committed to bear the costs in the same amount related to the upgrading and installation of systems in customer vehicles.

d.	Several additional lawsuits were filed against Pointer in 2004, in a total amount of NIS 1.2 million in respect of malfunctions that occurred in the ordinary course of business. At present, it is impossible to estimate the prospects of these lawsuits to prevail. The Company’s management estimates that no material costs will derive to Pointer from said lawsuits.

e.	On January 20, 2004, a lawsuit in the amount of NIS 750 was filed against Pointer and two additional defendants, alleging that a truck, in which a tracking system was installed, was stolen and was not tracked. The court dismissed this lawsuit. On September 9, 2004, Pointer received a third party notice from one of the additional defendants, seeking indemnification or compensation from Pointer if the court determines that it must pay compensation to the plaintiff in respect of the truck’s theft.

Pointer must respond to the third party notice by November 15, 2004.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 6:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one business segment, Location Based Service (LBS) and follow the requirements of Statement of Financial Standard No. 131, “Disclosures about segments of an Enterprise and Related Information” (SFAS No. 131).

b.	Summary information about geographical areas:

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited

Revenues (*):
South America	$1,158	$1,263	$2,392
Israel	1,168	1,314	2,543
Other	85	43	215

	$2,411	$2,620	$5,150

(*)	Revenues are attributed to geographic areas based on the location of the end-customers.

c.	Revenues classified by major customer:

Percentage of sales to customers exceeding 10% of revenues:

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited
	%

Customer A	48	50	49
Customer B	19	32	27
Customer C	11	13	15

	78	95	91

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 7:- SUBSEQUENT EVENTS

a.	On July 20, 2004, the Company’s board of directors approved, in principle, the purchase, either directly by the Company or through one of its subsidiaries, of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., in consideration for approximately $ 44,000. Shagrir will loan approximately $ 10,000 of the purchase price. Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles includes approximately 130 service cars, mobile garages and towing vehicles.

The Company is currently negotiating with financial institutions and strategic investors in order to raise the required funds for the purchase of Shagrir’s activities and assets.

The completion of the transaction is subject to achieving of definitive agreements; the completion of due diligence review to the Company’s satisfaction; obtaining financing for the transaction; receipt of regulatory approvals; and achieving of service agreements with insurance companies.

b.	In September 2004, a group of investors lead by Gandyr Investments (2004) Ltd., controlled by Dr. Israel Yovel and Mrs. Judith Yovel Recanati, entered into a term sheet with the Company and with Pointer for the purchase of up to 49.9% of the shares of Pointer. The completion of the investment is subject to the completion of the acquisition of Shagrir as well as the completion of a due diligence review satisfactory to the investors, the execution of a definitive agreement and obtaining all regulatory approvals required.

c.	In July 2004, 860,000 warrants were exercised by an investor by way of cashless exercise into 618,576 Ordinary shares.

d.	On November 26, 2002, the Company filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim the Company requested that the court prohibit Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300 in favor of CEIEC provided to it in the framework of a previous transaction, and to prohibit CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. The Company requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim will pay it the guarantee. Following a hearing, which CEIEC did not attend, on December 31, 2002, the Tel-Aviv Magistrates Court ruled in the Company’s favor and thereby permanently prohibited Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and prohibited CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. The Company understands that, sometime in 2003, CEIEC commenced proceedings in China, to which the Company is not a party, for the payment of the guarantee plus interest, at a rate of 0.5% per week, commencing March 2002, and has since received interim judgments in the matter, the exact nature of which is not currently clear to the Company. In August 2004, Bank Hapoalim informed the Company that it may pay to CEIEC the guaranteed sum plus interest and, in such an event, will request that the Company indemnify it for the amount paid. In light of the permanent injunction ordered in the Company’s favor in 2002, the Company expects to reject any requests by Bank Hapoalim for indemnification.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated statements of operations are set forth herein to give effect to the acquisition of Pointer (Eden Telecom Group) Ltd (“Pointer”) by Nexus Telocation Systems Ltd. (“Nexus”) which closed on June 29, 2004 (“closing”) as if such acquisition had occurred as of January 1, 2004 by combining the historical Statements of Operations of Nexus and the historical Statements of Operations of Pointer for the six months ended June 30, 2004.

         The condensed consolidated pro forma information is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations that would have actually been reported on a historical basis, had the acquisition occurred at the beginning of the period presented, nor do they represent a forecast of the consolidated future results of operations for any future period. All information contained herein should be read in conjunction with the financial statements and the notes thereto of Nexus, which have been incorporated herein by reference and the financial statements and notes thereto of Pointer included herein.

The unaudited pro forma condensed consolidated statements of operations, including the notes hereto, should be read in conjunction with the historical financial statements of Nexus and the financial statements of Pointer for the indicated period. The unaudited pro forma condensed consolidated statements of operations do not reflect activity subsequent to the periods presented and therefore does not reflect future results nor does it anticipate cost reductions or other synergies that may result from the consolidation.

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of operations
For six months Ended June 30, 2004
(U.S dollars in thousands)

	Nexus Telocations Systems 6 months ended June 30, 2004	Pointer (Eden Telecom Group) 6 months ended June 30, 2004	Pro Forma Adjustments		Pro Forma as Adjusted

Revenues	2,411	5,923	(1,168)	A	7,166
Cost of revenues	2,046	3,608	(1,119)	A	4,535

Gross Profit	365	2,315	(49)		2,631

Research and development, net	254	-	-		254
Sales and marketing	269	876	-		1,145
General and administrative	969	886	998	B	2,853

Total operating expenses	1,492	1,762	998		4,252

Operating profit (loss)	(1,127)	553	(1,047)		(1,621)
Financial expenses, net	(172)	(564)	-		(736)

Loss from continuing operations	(1,299)	(11)	(1,047)		(2,357)

Basic and diluted Pro forma net loss
per common share:
From continuing operations	(0.01)	(0.50)	-		(0.01)

Pro forma weighted average shares outstanding	120,799	22,182	-		163,714

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1. On April 25, 2004, Nexus Telocations Systems Ltd ("the company") signed a definitive agreement with the shareholders (the "Sellers") of Pointer to purchase all of the outstanding and issued share capital of Pointer (which together with the Company's 14% prior holdings in Pointer (that were accounted for under the equity method from date of acquisition) constitutes 100% of the issued share capital of Pointer) in exchange for shares and warrants of the Company in an amount equal to approximately 26% of the issued share capital of the Company on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

Sellers that provided loans to Pointer in the past, assigned these loans to the Company in consideration of shares of the Company at a price per share of $ 0.50 and Sellers that provided Pointer with guarantees will receive from the Company indemnification, pursuant to which the Company shall undertake to indemnify such Sellers, in the event the banks shall exercise the guarantees provided to them, for consideration of the Company shares at a price per Share of $ 0.50, to be paid by such Seller to the Company (the "Guarantee Shares"). In order to secure such indemnification undertaking the Company will issue to such Sellers options to purchase, for no consideration, the equivalent number of Guarantee Shares, in the event the Company does not meet its indemnification obligations.

In addition, pursuant to the agreement, a number of options in Pointer, held by its employees, were converted into options of our company, constituting an aggregate of 2.7% of our share capital on a fully diluted basis.

The consideration comprise the following:

Assumed issuance of 42,915,405 shares of Nexus common stock	$7,424
Assumed issuance of 24,778,091 warrants	3,221
Assumed issuance of 7,589,620 employees stock options	607
Direct transaction costs	33

$11,285

Based on a valuation of tangible and intangible assets acquired, the Company has allocated the cost of the acquisition to Pointer’s intangible assets as follows (U.S Dollars in thousands):

June 30, 2004

Customer List and Brand Name (*)	$4,040
Goodwill	$12,072

$16,112

(*) Depreciated as follows:
First year	$1,996
Second year	$1,241
Third year	$557
Forth year	$243
Fifth year	$3

$4,040

Note 2. The unaudited pro forma net earnings (loss) per share is based on the weighted average number of shares of Nexus’s ordinary shares outstanding during the period presented after giving effect to the Transaction.

Note 3. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated statements of operations:

A.	Eliminations of inter-company sales (out of which 49,000 $ reflects purchasing of P&E in Pointer).
B.	Amortization of intangibles assets incurred in the acquisition of Pointer for the 6 months ended June 30, 2004.